Exhibit 99.2 Presentation of the French Safeguard Plan Bondholders’ general meeting – July 28, 2017 All results are presented before Non-Recurring Charges & write-off, unless stated otherwise

Forward-looking statements This presentation contains forward-looking statements, including, without limitation, statements about CGG (“the Company”) plans, strategies and prospects. These forward-looking statements are subject to risks and uncertainties that may change at any time, and, therefore, the Company’s actual results may differ materially from those that were expected. The Company based these forward-looking statements on its current assumptions, expectations and projections about future events. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, it is very difficult to predict the impact of known factors and it is impossible for us to anticipate all factors that could affect our proposed results. All forward-looking statements are based upon information available to the Company as of the date of this presentation. Important factors that could cause actual results to differ materially from management's expectations are disclosed in the Company’s periodic reports and registration statements filed with the SEC and the AMF. Investors are cautioned not to place undue reliance on such forward-looking statements.

Agenda Financial restructuring in progress Headline Terms of the Plan Financial objectives met

Financial restructuring in progress

CGG’s Priorities Protect the corporate interest of the Company and the full value of its businesses Timetable to deliver the targeted financial restructuring is of the essence in the present market environment Preserve the Group’s integrity Highly interlinked technologies, production units and geographies Provide a framework for long-term sustainability for the Company’s businesses, employees and customers CGG is a services company whose value is mostly made up of clients and people Provide the Company adequate liquidity to face any possible delay in the geoscience market recovery Find a solution respecting the existing interest of each stakeholder and their ability to take part in the Company’s recovery Heterogeneous rights and weights of the stakeholders depending of their subordination rank

Financial restructuring objectives Norwegian legacy Maritime Liabilities and Nordic Debt fully addressed in Q1 c. $200m nordic debt externalization and extension from 2019 up to 2027 Full equitization of the principal amount of the unsecured debt leading to substantial Group deleveraging $1.9bn coming from $1.5bn Senior Notes and $0.4bn Oceanes Extension of the maturity of the secured debt to 2023, 5 years from restructuring closing date $0.8bn in total, with up to $150m repaid at closing Significantly improved liquidity position both to protect the Company in the event of operational sensitivities and to be able to finance growth at recovery time $500m gross new money in total, with $375m new 2024 HYB and $125m rights issue (i.e. €112m at €1.56 per share), both fully backstopped c. $300m* net new money post $150m secured creditors repayment and cash placement fees * Assuming full take-up of the rights issue

Restructuring of the debt according to its seniority c. $800m fully secured and guaranted Level of seniority - + c. $1,500m unsecured with guarantees Maturity extended by 5 years to 2023 Up to $150m repayment No claim equitization Gross amount Restructuring Full equitization at €3.12 per share Convert their $86m accrued interest claim in New 2nd Lien Interest Bond c. $400m unsecured without any guarantees Full equitization at €10.26 per share Upfront payment of $5m interest claim

Pre-arranged restructuring in France and in the US Comprehensive safeguard proceedings Opening of French Safeguard proceedings (procédure de sauvegarde) in respect of CGG SA, the group parent company, on June 14, 2017 Helene Bourbouloux, former mandataire ad hoc, appointed as judicial administrator CGG SA filed a petition under chapter 15 of the U.S. Bankruptcy Code, seeking recognition in the U.S. of the Safeguard as a foreign main proceeding Prearranged Chapter 11 14 direct and indirect subsidiaries (U.S. and non-U.S.), being guarantors of the Secured Debt and of the High Yield Bonds, filed under Chapter 11 of the U.S. Bankruptcy Code, on June 14, 2017 Including more than 40 direct and indirect subsidiaries of those 14 guarantors that are not themselves guarantors, but that are de facto embedded in the Chapter 11 scope, it covers a business perimeter that contributed* in 2016 to 56% of the Group Revenues and 65% of the Group EBITDA * Before NRC

Headline Terms of the Plan

Equitization of the Unsecured Debt Summary of Main Economic Terms Treatment of the Unsecured Debt Coupon HYB: up to $86m accrued and unpaid interest to be paid on closing with new HY Bonds or termed-out over a 10 year period (Y1 and Y2: 1%/ Y3–Y9: 5%/ Y10: 63%) CB: $5m1 accrued and unpaid interest to be paid on closing in cash Reserved Capital Increase to HY Bondholders HYB outstanding amount of c.$1,545m1;2 to be exchanged into equity (except for the portion potentially used in the backstop of the Rights Issue) Exchange at Par for Shares at $3.50 Reserved Capital Increase to Convertible Bondholders Convertible Bonds amount of c.$404m2 to be exchanged into equity Exchange at Par for Shares at $11.50 Issue of Free Warrants in favor of Original Shareholders Warrants #1 at $3.50 per new share / 4-year maturity Each “old share” receives 1 Warrant #1 3 Warrants #1 give right to subscribe to 4 new shares 1 Converted into euros at the Reuters exchange rate applicable at noon (Paris time) on June 14, 2017: €1 = $1.1206. 2 If the amount of debt taken into account for the purposes of the equitization (principal amount plus accrued and unpaid interest reduced by the amount of $86m and $5m indicated above) was as of October 31, 2017 (illustrative purposes only as the reference date may be later).

Areas to Be Addressed Headline Terms OPTION 1 to be expressly chosen by French RCF lenders // Only option for US RCF and TLB lenders Borrower CGG Holding (US) Inc. Form Bond format NY Law Guarantors Adjusted guarantee package compared to existing package, reflecting release of following guarantors: CGG MRN, CGG Holding UK I, CGG Holding UK II, Sercel Inc, Sercel GRC Maturity 5-year from Closing Date Interest Interest to be set at Closing Date, based on linear ratchet grid (and fixed for life with respect to the ratchet grid) : Floating Libor (100bps floor) + 650bps cash + 250bps PIK if ≥ $700m outstanding at Closing Date Floating Libor (100bps floor) + 650bps cash + PIK between 125bps and 250bps depending on total outstanding, if outstanding between $600m and $700m outstanding at Closing Date Floating Libor (100bps floor) + 650bps cash + PIK between 0bps and 125bps depending on total outstanding, if outstanding between $500m and $600m outstanding at Closing Date Floating Libor (100bps floor) + 650bps cash if ≤ $500m outstanding at Closing Date Amortization Full Bullet Bond (no contractual amortization) No excess cash flow sweep Early Prepayment Callable at par (in whole but not in part) at any time during the first 6 months after Closing Date (for avoidance of doubt from end of month 3 the repayment will be inclusive of the 3% roll-over fee that will be PIKed) ; non-call between months 7 and 36, thereafter callable at no prepayment premium. Any prepayment premium due following an acceleration to be capped at 10% Closing Date shall be the date of completion of the last of the operations to be implemented in the context of the restructuring including for the avoidance of doubt, effective date of chapter 11 and safeguards, satisfaction of all the conditions precedent and completion of the securities issuances Mandatory redemption in connection with asset sales (subject to reinvestment rights) and change of control at 101% Permitted Junior Debt Refinancing terms: Cash coupon (in $m) not higher than new HYB, maturity not earlier than new HYB and no better security than HYB Treatment of the Secured Lenders (US & French RCF and TLB) -1/2

Areas to Be Addressed Headline Terms Upfront Paydown Any net new money amount above $250m (incl. New money capital increase) after fees would pay-down secured debt subject to a cap of $150m (on a pro rata basis between French RCF, US RCF and TLB) Covenant No maintenance covenants except a minimum cash and cash equivalent covenant set at $185MM Customary incurrence covenant including in respect with the issuance of additional debt (definition and threshold to be agreed) Security Consistent with existing security package (except for certain adjustments such as release of security granted by released guarantors and release of security over streamers and other marine equipment) including customary negative pledge on unencumbered assets Pledge of shares owned by Obligors of any released guarantor Rollover Fee Additional interest paid in kind in an amount equal to 3.0% of principal amount of the rolled over secured debt if no refinancing has occurred during the first 3 months after Closing Other Enable incurrence of additional debt up to $200m pari passu (under a secured cap of $900 MM) to fund Company’s growth Secured lenders to have right of first refusal on providing the additional secured debt if the cost is greater than existing terms Will provide incremental security if we increase secured gross debt above $800 MM Incremental security (1.5x coverage) for $100 MM flexibility above $800 MM Documentation refresh OPTION 2 for the French RCF lenders : 10-year Term-Out Eligibility Those creditors having opted for option 2 or having failed to answer or those who opted for option 1 but who are defaulting and which default cannot be remedied Term-Out Principal and interest claim (no default interest) Y1 and Y2: 1% / Y3–Y9: 5% / Y10: 63% Treatment of the Secured Lenders (US & French RCF and TLB) - 2/2

New Money Summary of Main Economic Terms $125m Rights Issue with Warrants (ABSA) limited to Existing Shareholders Issuing New Shares at $1.75 coupled with Warrants #2 with a strike price per new share of $4.5 / 5 year maturity Each new money share gives access to 1 warrant #2. 3 Warrants # 2 give right to subscribe to 2 new shares Open to all existing shareholders (before equitization of the HY Bonds and the Convertible Bonds) Backstop (payable on closing): DNCA has agreed to backstop $80m of the Rights Issue in cash Until no later than 21 days before the shareholders meeting, the Company, at its election, may propose to, and agree with significant shareholder(s) who would sign a lock up agreement to backstop the amount not taken up by DNCA Any amount not backstopped in cash will be backstopped by the HY Bondholders by way of set off of their claims under the HY Bonds 10% Backstop fee payable in cash pro rata to those parties who provide the backstop in cash $375m New HYB provided by the Senior Notes holders Issuing New High Yield Bonds at par coupled with Penny Warrants Floating Libor (floor at 1%) + 4% cash + 8.5% PIK 6-year maturity post Closing Date (i) USD Tranche and (ii) EUR Tranche for up to USD100 million Backstop (payable on closing): Backstopped by HYB Ad Hoc Committee 3% cash backstop fee paid to the HYB Ad Hoc Committee Penny warrants allowing to subscribe for 1.5% of share capital (after restructuring but before exercise of Warrants 1 and Warrants 2) for €0.01 per new share1, granted to the HYB Ad Hoc Committee Commitment fee (payable on closing): 7% cash commitment fee paid prorata to the amount subscribed to parties committing to subscribe for New High Yield Bonds Penny warrants allowing to subscribe for 16.0% of share capital (after restructuring but before exercise of Warrants 1 and Warrants 2), for €0.01 per new share1 prorata to the amounts of New High Yield Bonds that parties are committing to subscribe Other Penny warrants allowing to subscribe for a maximum of 1% of share capital (after restructuring but before exercise of Warrants 1 and Warrants 2) for €0.01 new share1 granted to the HYB Ad Hoc Committee as a Global Coordinator fee (payable on closing) No deal no fee 1 This requires the prior reduction of the nominal value of CGG shares from 0.8 € to 0,01€ (by way of a reduction in the share capital) the difference being booked as unavailable reserves

Areas to Be Addressed Headline Terms Issuer CGG SA Format: US$ documentation consistent with existing US$ HYB Amount $375m in cash (i) USD Tranche and (ii) EUR Tranche for up to USD100 million Up to $86m from the payment of accrued and unpaid Coupon (if the HYB holders opted for such treatment of their claim) Ranking Adjusted guarantee package compared to existing package in favor of HYB, reflecting release of following guarantors: CGG MRN, CGG Holding UK I, CGG Holding UK II, Sercel Inc, Sercel GRC, Sercel Australia, Sercel Canada, CGG Canada Services Ltd Obligation of CGG SA with a Silent Second Lien on US and French collateral (and additional collateral if legally feasible to have Silent Second Lien under local laws) Intercreditor principles Silent second lien intercreditor agreement to be governed by NY law and to include drag along guaranty and lien release provisions upon disposition of collateral (i) permitted under senior debt documents in effect as of the closing date, (ii) consented to by the required senior lenders, (iii) pursuant to an exercise of remedies by the senior lenders and/or (iv) in connection with a sale under Section 363 of the Bankruptcy Code, in each case subject to lien attachment to proceeds Tenor 6 years from Closing Date (12 months after secured debt maturity) Coupon Floating Libor (100 bps floor) + 400bps (cash) + 850bps (PIK), for the USD Tranche Floating Euribor (100 bps floor) + 400bps (cash) + 850bps (PIK), for the EUR Tranche New HYB Terms (1/2)

Areas to Be Addressed Headline Terms Call Year 1: 120% Year 2: 120% Year 3: 112.5% From Year 4: par Covenants Incurrence based covenants only, consistent with existing US$ HYB due 2022 subject to increase in baskets for operational purposes and flex for incurrence of $200m additional debt for new senior secured financing Cross acceleration to senior secured debt Use of proceeds General corporate purpose for the first $250m Any new money amount above $250m (incl. New money capital increase) after fees would pay down secured debt (capped at $150m) Backstop / Commitment fee Backstop (payable on closing): Backstopped by HYB Ad Hoc Committee 3% cash backstop fee paid to the HYB Ad Hoc Committee Penny warrants) allowing to subscribe for 1.5% of share capital (after restructuring but before exercise of Warrants 1 and Warrants 2) for €0.01 per new share1, granted to the HYB Ad Hoc Committee Commitment fee (payable on closing): 7% cash commitment fee paid prorata to the amount subscribed to parties committing to subscribe for New High Yield Bonds Penny warrants allowing to subscribe for 16.0% of share capital (after restructuring but before exercise of Warrants 1 and Warrants 2) for €0.01 per new share1 prorata to the amounts of New High Yield Bonds that parties are committing to subscribe Other Penny Warrants allowing to subscribe for a maximum of 1% of share capital (after restructuring but before exercise of Warrants 1 and Warrants 2) for €0.01 per new share1, granted to the HYB Ad Hoc Committee as a Global Coordinator fee (payable on closing) New HYB Terms (2/2) 1 This requires the prior reduction of the nominal value of CGG shares from 0.8 € to 0,01€, the difference being booked as unavailable reserves

Shareholding Pre New Money (Pre Penny Warrants) Post Debt Equitisation Including Warrants 1   Existing shareholders 4,4% 9,8%   Convertible bondholders 7,0% 6,6%   Senior Notes holders 88,5% 83,6%   Total           100% 100%   Shareholding Post New Money Post Debt Equitization Including Warrants 1 Including Warrants 2 Existing shareholders 13,4% 16,9% 22,0% of which from Rights Issue 10,2% 9,8% 15,3% of which from Existing shares 3,2% 7,1% 6,6% Convertible bondholders 5,0% 4,8% 4,5% Senior noteholders 81,6% 78,3% 73,5% of which from New HYB 2024 17,5% 16,8% 15,8% of which from Existing bonds 64,1% 61,5% 57,7% Total           100% 100% 100% Shareholding post financial restructuring

Governance Governance The structure and composition of the Company’s board of directors after completion of the Restructuring will be determined in consultation with DNCA and the members of the Ad Hoc Senior Noteholder Committee who will have become and remain shareholders of the Company. Such proposed structure and composition of the board shall comply with the AFEP-MEDEF Code and be implemented as soon as practicable, but in any case no longer than 3 months after completion of the Restructuring

Financial objectives met

Nordic debt restructuring Norwegian legacy Maritime Liabilities and Nordic Debt fully addressed in Q1 c. $200m nordic debt externalization and extension from 2019 up to 2027

$2.1bn Net Debt* reduction by YE 2017 on pro forma basis Net Debt before restructuring $2.45bn by YE 2016 $2.85bn target by YE 2017 * Net Debt including Capital Leases and excluding IFRS adjustments / Round figures / FX rate at 1.12 (June 14th) Net Debt after restructuring $0.45bn by YE 2016 (pro forma basis) $0.725bn target and pro forma by YE 2017 = $(2.1)bn reduction

Senior debt profile: maturities moved to 2023/2024 Senior debt down from $2.75bn before Restructuring to $1.1bn post restructuring Maturities extended to January 2023 and January 2024, assuming January 2018 for the Restructuring completion date Average cost of debt at 7.0% cash + 5.0% PIK c. $85m cash burden in 2018

Based on mid-point of Business Plan targets, post Restructuring, Net Financial Debt* over EBITDA ratio below 2x Group Leverage: back below 2x beginning of 2018

Restructuring Savings (over 2017-2019) ML mitigation & Nordic Loan: c. $300m Cost of Debt reduction net of fees: c. $200m Additional Liquidity Net New Money: c. $300m Basket allowing for new Secured debt: c. $200m Group Liquidity: $1bn improvement at YE 2019 horizon

Appendix

MC North Sea partially owned by CGG Services SA MC Australia partially owned by CGG Services SA c. 20% SI RoW concerning North Sea (through CGG Norway SA) Marine Equipment located in Sercel Inc for c. 65% in revenues, but only for c. 50% in margin JVs Land: ARGAS & SBGS JVs Marine: VC & Vietnam Business Allocation Grid to Relevant Sub-Groups

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